Exhibit 21.1

SUBSIDIARIES OF FIREFLY AEROSPACE INC.

1.	Big Bend FW Merger Sub, LLC (Delaware)

2.	SciTec Innovations, LLC (Delaware)

3.	Firefly Research, Inc. (Delaware)